================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                             Tender Offer Statement
    Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                                (Amendment No. 3)
                                (Final Amendment)

                             PAC-WEST TELECOMM, INC.
                       (Name of Subject Company (issuer))

                             PAC-WEST TELECOMM, INC.
                       (Names of Filing Persons (offeror))

--------------------------------------------------------------------------------

             OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.001 PER
              SHARE, OF PAC-WEST TELECOMM, INC. GRANTED TO CERTAIN
            ELIGIBLE EMPLOYEES UNDER THE PAC-WEST TELECOMM, INC. 1999
                              STOCK INCENTIVE PLAN
                         (Title of Class of Securities)

--------------------------------------------------------------------------------

                                      n/a*
                      (CUSIP Number of Class of Securities)

                                                           Copy to:
          H. Ravi Brar                                  Jeffrey S. O'Connor
        Vice President - Finance                         Kirkland & Ellis
      1776 W. March Lane, Ste. 250                   200 East Randolph Drive
      Stockton, California 95207                     Chicago, Illinois 60601
            (209) 926-3300                               (312) 861-2000

            (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                            Calculation of Filing Fee
================================================================================
        Transaction Valuation**                        Amount of Filing Fee***
--------------------------------------------------------------------------------
           $13,079,071.80                                   $2,615.81
================================================================================

* A CUSIP Number has not been assigned to the options that are the subject of this filing. The CUSIP Number for the underlying shares of Common Stock is 69371V 10 1.
** Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,529,716 shares of common stock of Pac-West Telecomm, Inc., having weighted average exercise price of $8.55 as of November 9, 2001, will be exchanged or cancelled pursuant to this Offer.
*** The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                Amount Previously Paid:           $2,615.81
                Form or Registration No.:         Schedule TO (File No. 5-58023)
                Filing party:                     Pac-West Telecomm, Inc.
                Date Filed:                       November 14, 2001

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

              |_| Third-party tender offer subject to Rule 14d-1. |X| Issuer tender offer subject to Rule 13e-4.
              |_| Going-private transaction subject to Rule 13e-3. |_| Amendment to Schedule 13D under Rule 13d-2.


Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|.
================================================================================

                             INTRODUCTORY STATEMENT

     This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO, as amended (the "Schedule TO"), initially filed with the Securities and Exchange Commission on November 14, 2001, to correct the results of our offer to exchange all options currently outstanding under the Pac-West Telecomm, Inc. 1999 Stock Incentive Plan to purchase shares of our common stock, par value $0.001 per share, for new options to purchase shares of our common stock at a per share exercise price equal to the fair market value of one share of our common stock on the date of issuance upon the terms and subject to the conditions in the Offer to Exchange dated November 14, 2001, (as amended and supplemented, the "Offer to Exchange") and related documents, as reported by Amendment No. 2 to the Schedule TO filed on December 19, 2001.


Item 4. Terms of the Transaction.

     Item 4 of the Schedule TO is hereby amended and supplemented to add the following:

     The Offer to Exchange expired at 5:00 p.m., Pacific Time, on Friday, December 14, 2001. Pursuant to the Offer to Exchange, we accepted for exchange 831,638 options to purchase our common stock, representing 54% of the options that were eligible to be tendered in the offer. Subject to the terms and conditions of the Offer to Exchange, we will grant options to purchase an aggregate of 831,638 shares of our common stock in exchange for such tendered options. We will promptly send each option holder whose options have been accepted for exchange a notice, substantially in the form of Exhibit (a)(8) attached hereto, indicating the corrected results of the Offer to Exchange.

Item 12. Exhibits.

     (a)  (1)  Offer to Exchange, dated November 14, 2001*

          (2)  Form of Letter to Eligible Option Holders and Summary of Terms*

          (3)  Form of Election Form*

          (4)  Form of Notice of Change in Election From Accept to Reject*

          (5)  Form of Notice of Change in Election From Reject to Accept*

          (6)  Letter from Wallace W. Griffin, dated November 28, 2001*

          (7)  Form of Letter to Tendering Option Holders*

          (8) Form of Notice to Tendering Option Holders Indicating Corrected Results of Offer to Exchange

     (b)  Not applicable

          (d) Pac-West Telecomm, Inc. 1999 Stock Incentive Plan, as amended (incorporated herein by reference to Exhibit 10.6(a) to Pac-West's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2000)*

          (g)  Not applicable

          (h)  Not applicable
____________________
* Previously Filed

                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.

     Dated: January 10, 2002

                                                     PAC-WEST TELECOMM, INC.



                                                     By: /s/ H. Ravi Brar
                                                         -----------------------
                                                         H. Ravi Brar
                                                         Vice President-Finance

                                INDEX TO EXHIBIT

EXHIBIT NUMBER     DESCRIPTION
--------------     -----------
(a)(1)             Offer to Exchange, dated November 14, 2001*

(a)(2)             Form of Letter to Eligible Option Holders and Summary of
                   Terms*

(a)(3)             Form of Election Form*

(a)(4)             Form of Notice of Change in Election From Accept to Reject*

(a)(5)             Form of Notice of Change in Election From Reject to Accept*

(a)(6)             Letter from Wallace W. Griffin, dated November 28, 2001*

(a)(7)             Form of Letter to Tendering Option Holders*

(a)(8) Form of Notice to Tendering Option Holders Indicating Corrected Results of Offer to Exchange

(d) Pac-West Telecomm, Inc. 1999 Stock Incentive Plan, (included as Exhibit 10.6(a) to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2000)*

____________________
*  Previously Filed